EXHIBIT 4.1



                            AMERICAN STORES COMPANY

                             SUPPLEMENTAL EXECUTIVE

                                RETIREMENT PLAN

                               1998  RESTATEMENT









                            AMERICAN STORES COMPANY

                     SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

                                1998 RESTATEMENT


The purpose of the American Stores Company Supplemental Executive Retirement Plan is to permit select members of management and highly compensated employees to defer current compensation which could not be deferred and contributed to the Company's Qualified Plan, to receive that portion of the Company's contribution that would be made to the Qualified Plan but for limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code") and to defer additional compensation. SERP was originally adopted effective July 1, 1987 and was twice amended thereafter. SERP was amended and restated in its entirety, effective January 1, 1994 and is hereby restated as of July 1, 1998 to incorporate amendments adopted after January 1, 1994.







                            AMERICAN STORES COMPANY

                     SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN


                               TABLE OF CONTENTS

ARTICLE                                                              PAGE

I.     Title and Effective Date.................................       1

II.    Definitions and Construction of the SERP Document  ......       1

III.   Eligibility .............................................       4

IV.    Deferral of Compensation ................................       4

V.     Deferral Account and Crediting ..........................       6

VI.    Distributions ...........................................       7

VII.   Hardship Distributions ..................................       9

VIII.  Beneficiary .............................................       10

IX.    Administration of SERP ..................................       10

X.     Claims Procedure ........................................       11

XI.    Nature of Company's Obligation ..........................       12

XII.   Miscellaneous ...........................................       12






                                   ARTICLE I

                            TITLE AND EFFECTIVE DATE

          1.01 Title. This plan shall be known as the American Stores Company Supplemental Executive Retirement Plan (hereinafter referred to as "SERP"). It is intended to be an unfunded plan of deferred compensation maintained for a select group of management and highly compensated employees within the meaning of Section 201(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

          1.02 Effective Date. SERP was originally effective as of July 1, 1987 and was amended and restated in its entirety, effective as of January 1, 1994. It is hereby restated to incorporate amendments adopted after January 1, 1994.

                                   ARTICLE II

               DEFINITIONS AND CONSTRUCTION OF THE SERP DOCUMENT

          All capitalized terms appearing in this Plan shall have meanings set forth below. Other capitalized terms where indicated shall have the meaning ascribed to them under the Qualified Plan.

          2.01 Beneficiary. "Beneficiary" shall mean the person or persons or the estate of a Participant entitled to receive any benefits under SERP.

          2.02 Bookkeeping Account. "Bookkeeping Account" shall mean the account established as a bookkeeping record for each Participant who elects to defer compensation under SERP and which may, at the discretion of the Committee, include one or more sub-accounts to reflect amounts credited to a Participant under the various terms of SERP.

          2.02A     Change in Control. "Change in Control" shall have the same meaning as "Change in Control" as defined in the American Stores Company Employee Severance Policy, as amended.

          2.03 Committee. "Committee" shall mean the Compensation and Stock Option Committee of the Board of Directors of American Stores Company which shall, except as provided herein, manage and administer SERP.

          2.04 Company. "Company" shall mean American Stores Company, a Delaware corporation, and its affiliates.

          2.05 Compensation.

          (a) "Compensation" shall mean a Participant's straight-time earnings, overtime, and any bonus or other amounts paid by the Company by reason of services performed by the Participant (including payments pursuant to amounts previously deferred under this Plan or any other nonqualified deferred compensation plan), and wage replacement benefits under Company-sponsored programs for either occupational or non-occupational disability benefits, except as provided in (b) (iv) below, before deductions are authorized by the Participant or required by law to be withheld.

          (b) Notwithstanding the foregoing, a Participant's Compensation shall be determined without taking into account any of the following:

               (i) Contributions or payments by the Company for or on account of an employee under any employee benefit plan (other than payments pursuant to a nonqualified deferred compensation plan), including but not limited to the Qualified Plan and any health or welfare plan;

               (ii) Compensation that is not subject to employer income tax withholding under Code Section 3402 (or any successor thereof), except such Compensation as is provided in paragraph (d) below;

               (iii) Income caused by the exercise of stock options and stock appreciation rights;

               (iv) Income attributable to benefits received under the long-term disability plan maintained by the Company; and income attributable to severance from Company employment;

          (c) A Participant's Compensation for purposes of this Plan shall be the Compensation paid to him/her during the relevant portion of the Plan year, irrespective of when such Compensation is actually earned.

          (d) Except as is expressly provided to the contrary herein, a Participant's Compensation shall include (i) his or her deferrals under Sections 4.01 and 4.03 hereof and (ii) his or her contributions and any amount covering employee contributions from the pre-tax health care premium payment arrangement under the American Stores Company Before Tax Plan or any similar arrangement sponsored by the Company pursuant to Code Section 125.

          2.06 Deferral Agreement. "Deferral Agreement" shall mean the written form which is submitted to the Named Fiduciary before the relevant Election Date which includes whether the Executive wishes to defer a portion of his Compensation and indicates the portion of such Compensation to be deferred and how and when such amounts, together with earnings, are to be distributed. No Deferral Agreement shall be effective until executed by the Company.

          2.07 Election Date. The "Election Date" shall mean the date established by SERP as the date before which an Executive must submit a valid Deferral Agreement to the Committee. The applicable Election Dates are as follows: (a) 30 days after a newly eligible Executive is first notified of his right to participate in SERP, or (b) December 15 of any calendar year if (a) does not apply.

          2.08 Executive. "Executive" shall mean any person who currently is eligible or who formerly was eligible to participate in the Company's Qualified Plan.

          2.09 Named Fiduciary. "Named Fiduciary, "for purposes of the submission and execution of Deferral Agreements under Article III hereof and the claims procedure set forth in Article X hereof, shall mean the Secretary of American Stores Company or its delegate.

          2.10 Participant. "Participant" shall mean an Executive who has deferred a portion of Compensation pursuant to the terms of SERP, and whose account balance has not yet been distributed in full.

          2.11 Plan Year. "Plan Year" shall mean the period from July 1, 1987 through December 31, 1987 and each successive calendar year.

          2.12 Qualified Plan. "Qualified Plan" shall mean the American Stores Retirement Estates, as amended from time to time.

          2.13 Separation from Service. "Separation from Service" or similar expression shall mean the termination of the Participant's employment as a regular employee of the Company.

          2.14 SERP. "SERP" shall mean the American Stores Company Supplemental Executive Retirement Plan, as described in this instrument, as amended from time to time.

          2.15 Unless the context clearly indicates otherwise, masculine pronouns shall include the feminine and singular words shall include the plural.

          2.16 Titles and headings of the Articles and Sections of SERP are included for ease of reference only and are not to be used for the purpose of construing any portion or provision of the SERP document.



                                  ARTICLE III

                                  ELIGIBILITY

          3.01 Eligibility for participation in SERP shall be determined by the Committee annually, in its sole discretion, on an individual basis, but no Executive shall be selected for participation in SERP unless he qualifies as a member of a select group of management or as a highly compensated employee of the Company and is a participant in the Qualified Plan.

          3.02 An Executive, after having been selected for participation by the Committee, shall, as a condition to participation, complete and return to the Named Fiduciary a duly executed Deferral Agreement on or prior to the applicable Election date and, if selected for participation by the Committee in any subsequent Plan Year, shall defer amounts from Compensation in any subsequent Plan Year by completing and returning to the named Fiduciary a Deferral Agreement on or prior to the election Date preceding such Plan Year. The Named Fiduciary shall execute Deferral Agreements on behalf of the Company. Each Deferral Agreement and Distribution Election shall also specify how and when the deferred Compensation, corresponding Company contributions for the Plan Year and earnings thereon shall be distributed.

                                   ARTICLE IV

                            DEFERRAL OF COMPENSATION

          4.01 If the Committee has expressly authorized deferrals for a Plan Year, each Participant in SERP may have a percentage of his Compensation received during the Plan Year deferred and credited to the Participant's Bookkeeping Account in accordance with the terms and conditions of SERP. The percentage of such salary to be so deferred under this Section 4.01 shall equal 6% of Compensation for a calendar year, less amounts permitted to be deferred and so deferred as Tax-Deferred Contributions (as such term is defined in the Qualified Plan) into the Qualified Plan.

          4.02 With respect to amounts deferred under Section 4.01, the Company, if the Committee has expressly authorized Company contributions for a Plan Year, shall add for crediting to the Participant's Bookkeeping Account an amount equal to the excess of the amount described in Section 4.02(a) over the amount described in Section 4.02(b) as follows:

          (a) The amount equal to the contribution the Company would make to the Qualified Plan for the Plan Year, without regard to any limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code"), based on the Participant's Compensation for such Plan Year and assuming the Participant made to the Qualified Plan a contribution equal to the amount described in Section 4.01 hereof.

          (b) The amount equal to the Company's actual contribution to the Qualified Plan for the Participant for such Plan Year.

This contribution shall typically be actually determined or credited in the Plan Year following the Plan Year to which it corresponds.

          4.03 If the Committee has expressly authorized deferrals under Section
4.01 hereof, each Participant making the maximum deferral under Section 4.01 may also defer up to (I) an additional 44% of his Compensation other than "Bonus Compensation" or "Severance Compensation" (ii) an additional 94% of his Bonus Compensation, and (iii) 100% of his Severance Compensation, to be received in a calendar year in excess of that deferred under Section 4.01. For purposes of this Section 4.03, (I) "Bonus Compensation" shall mean amounts paid to a Participant under the Company's Key Management Annual Incentive Plan and Long Term Incentive Plan, any successor Plans and any other Company bonus plans or arrangements, and (ii) "Severance Compensation" shall mean payments received as a result of the Participant's termination within one year (or such longer period specified in the Participant's written agreement) after a Change of Control under any written agreement or policy approved by the Board including but not limited to (A) the Participant's change of control employment agreement, (B) the American Stores Company Employee Severance Policy, or (C) the American Stores Company Termination Allowance Plan.

          4.04 Any amounts deferred by a Participant above 6% of the Participant's Compensation shall not be eligible for any additional Company contribution.

          4.05 An eligible Executive desiring to participate in SERP must submit his written Deferral Agreement to the Named Fiduciary on or before the applicable Election Date. Valid Deferral Agreements filed by the applicable Election Date as provided in Section 2.07 (a) or (b) shall cause Compensation and Company contributions to be deferred in the Plan Year in respect of which such Agreement is made which shall be the Plan Year in which the Compensation is paid. Deferral Agreements entered into under the conditions of 2.07(b) shall cause Compensation and Company contributions to be deferred beginning January 1 of the next Plan Year. It is contemplated hereunder that the amount or percentage of Compensation to be deferred under Sections 4.01 and 4.03 and the amount of the Company's contribution under Section 4.02 shall, in the case of an Executive who becomes a Participant during a Plan Year and completes a Deferral Agreement on or prior to an Election Date described in Section 2.06(a) hereof, be adjusted as necessary in application to the Compensation received by a Participant during the Plan Year after the applicable Election Date, so that the aggregate amounts deferred and contributed equal the amounts that would be deferred and contributed had the Executive commenced participation at the beginning of the corresponding calendar year and the provisions of Sections 4.01, 4.02, and 4.03 been applied without adjustment.

          4.06 A Participant who has not submitted a valid Deferral Agreement to the Named Fiduciary before the applicable Election Date may not defer any Compensation (or receive the corresponding Company contribution) for the applicable Plan Year under SERP.

          4.07 Deferral Agreements remain in effect for the Plan Year to which they apply. A Participant must file a new Deferral Agreement for any subsequent Plan Year. The terms of any Deferral Agreement may, but need not be, similar to the terms of any prior Agreement.

                                   ARTICLE V

                         DEFERRAL ACCOUNT AND CREDITING

          5.01 Compensation deferred by a Participant under a written Deferral Agreement and matching Company contributions plus earnings thereon shall be credited in a dollar amount to a separate Bookkeeping Account for each Participant.

          5.02

          (a) Unless otherwise delegated, the Committee has the sole discretion to determine the investment options available as the measurement mechanism for accounts under SERP, the manner and extent to which elections may be made, the method of valuing the various investment options and the Bookkeeping Account and the method of crediting the Bookkeeping Account with, or making other adjustments as a result of dividend equivalents, interest equivalents or other earnings or return on such Bookkeeping Accounts.

          (b) Unless otherwise determined by the Committee, the "Investment Options" available shall be the securities listed in Schedule A to the Supplemental Executive Retirement Trust, as amended from time to time. The amounts in each Participant's Bookkeeping Account shall be deemed to have been invested and reinvested in the Investment Options designated by the Participant. Participants may make exchanges amount the Investment Options in the same manner and to the same extent as exchanges are made under the Qualified Plan.

          (c) Bookkeeping Accounts and Investment Options shall be valued, and adjustments made, if necessary, in the same manner as the Qualified Plan.

          (d) The Company shall not be required to purchase, hold or dispose of any securities representing the Investment Options elected by a Participant. Participants shall not have any voting rights or any other ownership rights with respect to the Investment Options in which their account balances are deemed invested.

                                   ARTICLE VI

                                 DISTRIBUTIONS

          6.01 Distribution of the value of a Participant's Bookkeeping Account balance shall be made according to the terms of SERP and as specified in the Participant's one or more Deferral Agreements and in accordance with the rules of this Section 6.01.

          (a) A Participant or, after the Participant's death, his or her Beneficiary may vary or modify the terms of the distribution set forth in any Deferral Agreement and Distribution Election, but any such modification or variation shall be made pursuant to a written instrument between the Participant or Beneficiary, as the case may be, and the Company executed no later than 12 months before the date such modification or variation is to be effective. Notwithstanding the foregoing, effective May 27, 1998, a Participant or Beneficiary, as the case may be, may vary or modify the terms of the distribution set forth in a Deferral Agreement and Distribution Election with respect to a Change of Control event by written instrument between the Participant or Beneficiary, as applicable, and the Company, executed no later than 45 days before the date such modification or variation is to be effective provided that any such changes in the term of the distribution shall not be effective with respect to any specific Change of Control if the first public announcement of steps leading to that Change of Control occurs during such 45-day period. A "public announcement" for purposes of this section is an announcement by any person (including the Company) that an agreement has been signed or of an intention to commence a tender offer, exchange offer or proxy solicitation that, when consummated will result in a Change of Control as defined herein.

          (b) Each Deferral Agreement shall, in connection with amounts deferred under Section 4.01 hereof and Company contributions under Section
     4.02 hereof, together with earnings thereon, specify the commencement and term of distributions in the event of (i) death prior to commencement of payment, (ii) long-term disability prior to commencement of payment, (iii) Separation from Service, (iv) attainment of age 59-1/2, whether or not there has been a Separation from Service, or (v) effective August 1, 1996, a Change in Control, whether or not there has been a Separation from Service.

          (c) If the Participant does not wish the designations under (b), above, to apply to deferrals under Section 4.03 hereof, if any, and earnings thereon, each Deferral Agreement shall also specify when the distribution of such deferrals and earnings shall commence and over what period, unless any of the events mentioned under paragraph (b) occurs prior to the commencement date specified under this paragraph (c) in which case the designation under paragraph (b) shall govern. A distribution pursuant to a designation made under this paragraph (c) may commence not earlier than the beginning of a calendar year which follows the year in which the deferrals are made. Such designation must apply to the entire amount deferred under Section 4.03 for such Plan Year and earnings thereon.

          (d) All deferral elections shall be made on such forms and in accordance with the specific terms prescribed by the Committee relating to, among other things, the available distribution periods and times of commencement.

          (e) In the event of the Participant's death after distribution to him has already commenced, the distribution to his Beneficiary shall continue pursuant to the method by which distribution commenced to the Participant.

          (f) Special Election - Notwithstanding anything in the Plan to the contrary, within 30 days of August 1, 1996, each Participant may elect in writing to receive distribution of the amount of the Participant's entire vested Bookkeeping Account balance as a lump sum payable within 30 days after the date of a Change in Control. The Company shall make such distribution notwithstanding anything in the Plan or any Deferral Agreement to the contrary.

          (g) In the event that the Company certifies in writing that the closing price on the New York Stock Exchange (or if the Company's common stock is not then listed on the new York Stock Exchange, on the national securities exchange or in the over-the-counter market which the common stock is then principally traded) of a share of common stock of the company has fallen below $10 (adjusted appropriately (I) for any stock split, stock dividend, reverse stock split, share combination, reclassification, or similar transaction occurring form July 21, 1997 and (ii) for any decline in Standard & Poors ("S&P") 500 Index from July 21, 1997 (but in no event shall such price be adjusted blow $5 per share (adjusted as provided in clause (i) above as a result of decline)) and has remained below such level for 20 consecutive trading days, each Participant (or his beneficiaries, if applicable) who has an account established under the Plan shall be promptly paid the amount credited to his Bookkeeping Account. For example, if the S&P 500 remains at or above 912.94, Plan participants' accounts would be paid out only if the commons stock price declined to less than $10.00 per share and remained below $10.00 per share for 20 consecutive days. If the S&P 500 declines 25 percent below 912.94 and the price per share common stock declines to less than $7.50 per share for 20 consecutive trading days, Plan participants' account would be paid out.

          6.02 The Participant shall at all times have a nonforfeitable right to the value of his Bookkeeping Account attributable to his contributions under Sections 4.01 and 4.03 hereof plus interest thereon.

          6.03 The Participant shall have a nonforfeitable interest in any Company contributions under section 4.02 plus interest thereon as provided under the terms of the Qualified Plan. Company contributions to SERP shall be treated as subject to vesting or not subject to vesting to the same extent and in the same proportion that the Company contribution under Section 4.02(b) hereof is treated as subject to vesting or not subject to vesting under the terms of the Qualified Plan.

          6.04 All distributions of a Participant's Bookkeeping Account shall be made in cash only.

          6.05 Notwithstanding any other provisions SERP to the contrary, and except in the event of a Change in Control, if the Committee determines that any distribution or portion thereof to a Participant or Beneficiary would not be deductible for federal income tax purposes solely by reason of the limitation imposed by Code Section 162(m)(or any successor provision thereto), then the Committee may defer all or any portion of such distribution to the extent necessary to ensure the total deductibility of such payment. All amounts so deferred shall remain in the Participant's Bookkeeping Account and be credited with interest or earnings pursuant to Article V hereof. Amounts so deferred and interest or earnings thereon shall be distributed to the Participant (or his Beneficiary) at the earliest possible date, as determined by the Committee in its sole discretion, on which the deductibility of such amounts is not limited by Code Section 162(m).

                                  ARTICLE VII

                             HARDSHIP DISTRIBUTIONS

          7.01 At the request of a Participant before or after the Participant's Separation from Service, or at the request of any of the Participant's Beneficiaries after the Participant's death, the Committee may, in its sole discretion, accelerate and pay all or part of the vested value of a Participant's Bookkeeping Account due under SERP. Accelerated distributions at the request of the Participant or a Participant's Beneficiaries may be allowed only in the event of a financial emergency beyond the Participant's or Beneficiary's control due to unforeseeable circumstances and only if disallowance of a distribution would create a severe hardship for the Participant or Beneficiary. An accelerated distribution must be limited to only that amount necessary to relieve the financial emergency.


                                  ARTICLE VIII

                                  BENEFICIARY

          8.01 A Participant shall designate his Beneficiary to receive the remainder of the Participant's Account Balance under SERP in the event of the Participant's death prior to the complete distribution of his Account Balance, by completing the appropriate space in the Deferral Agreement. If more than one Beneficiary is named, the shares and/or precedence of each Beneficiary shall be indicated. A Participant shall have the right to change the Beneficiary by submitting to the Named Fiduciary a Change of Beneficiary form. However, no change of beneficiary shall be effective until executed by the Named Fiduciary on behalf of the Company.

          8.02 If the Committee has any doubt as to the proper Beneficiary to receive payments hereunder, the Committee shall have the right to direct the Company to withhold such payments until the matter is finally adjudicated. However, any payment made by the Company, in good faith and in accordance with SERP and the directions of the Committee, shall fully discharge the Company and Committee from all further obligations with respect to that payment.

          8.03 In making any payments to or for the benefit of any minor or an incompetent Beneficiary, the Committee, in its sole and absolute discretion, may direct the Company to make a distribution to a legal or natural guardian or other relative of a minor or court appointed committee of such incompetent. Alternatively, the Committee may direct the Company to make a payment to any adult with whom the minor or incompetent temporarily or permanently resides.
The receipt by a guardian, committee, relative or other person shall be a complete discharge to the Company and Committee. Neither the Committee nor the Company shall have any responsibility to see to the proper application of any payments so made.

                                   ARTICLE IX

                             ADMINISTRATION OF SERP

          9.01 All resolutions or other actions taken by the Committee shall be by vote of a majority of those present at a meeting at which a majority of the members are present, or in writing by a majority of all the members at the time in office if they act without a meeting.

          9.02 Subject to the terms of SERP, the Committee shall, from time to time, establish rules, forms and procedures for the administration of SERP. Except as herein otherwise expressly provided, the Committee shall have the exclusive right to interpret SERP and to decide any and all matters arising thereunder or in connection with the administration of SERP and it shall endeavor to act, whether by general rules or by particular decisions so as not to discriminate in favor of or against any person. Notwithstanding the foregoing, the Committee may appoint one or more delegates to carry out its responsibilities under the preceding sentences. Such delegates may, but need not, consist of individuals who are participants or who are eligible to participate in SERP. The decisions, actions and records of the Committee (including its delegates) shall be conclusive and binding upon the Company and all persons having or claiming to have any right to interest in and under SERP.

          9.03 The members of the Committee and the officers and directors of the Company shall be entitled to rely on all certificates and reports made by any duly appointed accountants, and on all opinions given by any duly appointed legal counsel, which legal counsel may be counsel for the Company.

          9.04 The Company shall indemnify and save harmless each member of the Committee against any and all expenses and liabilities arising out of his membership on the Committee. Expenses against which a member of the Committee shall be indemnified hereunder shall include, without limitation, the amount of any settlement or judgment, costs, counsel fees, and related charges reasonably incurred in connection with a claim asserted, or a proceeding brought or settlement thereof. The foregoing right of indemnification shall be in addition to any other rights to which any such member of the Committee may be entitled as a matter of law.

                                   ARTICLE X

                                CLAIMS PROCEDURE

          10.01 Benefits shall be paid in accordance with the provisions of this instrument. The Participant, or a Beneficiary or any other person claiming through the Participant shall make a written request for benefits under this agreement. This written claim shall be mailed or delivered to the Named Fiduciary. Such claim shall be reviewed by the Named Fiduciary.

          10.02 If the claim is denied, in full or in part, the Named Fiduciary shall provide a written notice within ninety (90) days setting forth the specific reasons for denial, and any additional material or information necessary to perfect the claim, and an explanation of why such material or information is necessary, an appropriate information and explanation of the steps to be taken if a review of the denial is desired.

          10.03 If the claim is denied and review by the Committee is desired, the Participant (or Beneficiary) shall notify the Named Fiduciary in writing within sixty (60) days (a claim shall be deemed denied if the Named Fiduciary does not take any action within the aforesaid ninety (90) day period) after receipt of the written notice of denial. In requesting a review, the Participant or his Beneficiary may request a review of the SERP document or other pertinent documents with regard to the employee benefit plan created under this agreement, may submit any written issues and comments, may request an extension of time for such written submission of issues and comments, and may request that a hearing be held, but the decision to hold a hearing shall be within the sole discretion of the Committee.

          10.04 The decision on the review of the denial claim shall be rendered by the Committee within sixty (60) days after receipt of the request for review (if a hearing is held) or within sixty (60) days after the hearing if one is held. The decision shall be written and shall state the specific reasons for the decision including reference to specific provisions of SERP on which the decision is based.

                                   ARTICLE XI

                         NATURE OF COMPANY'S OBLIGATION

          11.01 The Company's obligation under SERP shall in every case be an unfunded and unsecured promise to pay. The Company shall not be obligated under any circumstances to fund its financial obligations under SERP.

          11.02 Any assets which the Company may acquire or set aside to help cover its financial liabilities are and must remain general assets of the Company subject to the claims of its creditors. Neither the Company nor SERP gives the Participant any beneficial ownership interest in any asset of the Company. All rights of ownership in any such assets are and remain in the Company.

                                  ARTICLE XII

                                 MISCELLANEOUS

          12.01 Any notice which shall be or may be given under SERP or a Deferral Agreement shall be in writing and shall be mailed by United States mail, postage prepaid. If notice is to be given to the Company, such notice shall be addressed to the Company at 299 South Main St., Salt Lake City, Utah 84102, marked for the attention of the Secretary of American Stores Company or if notice to an Executive, addressed to the address shown on such Executive's Deferral Agreement or the last known address on the Company's personnel records.

          12.02 Any party may, from time to time, change the address to which notices shall be mailed by giving written notice of such new address.

          12.03 SERP shall be binding upon the Company, it assigns, and any successor company which shall succeed to substantially all of its assets and business through merger, acquisition or consolidation, and upon an Executive, his Beneficiary, assigns, heirs, executors and administrators.

          12.04 The Committee retains the sole right to terminate SERP or to make any modifications or amendments to SERP at any time by approving a written instrument of termination, amendment or modification, as the case may be, which instrument shall be executed by an officer of the Company. Amendments or modifications may be retroactive. However, no action hereunder shall reduce the Bookkeeping Account of any Participant or his Beneficiary, as of the date of such amendment, modification, or termination.

          12.05 Except insofar as prohibited by applicable law, no sale, transfer, alienation, assignment, pledge, collateralization or attachment of any benefits under SERP shall be valid or recognized by the Company. Neither the Participant, his spouse, or designated Beneficiary shall have any power to hypothecate, mortgage, commute, modify or otherwise encumber in advance of any of the benefits payable hereunder, nor shall any of said benefits be subject to seizure for the payment of any debts, judgments, alimony maintenance, owed by the Participant or his Beneficiary, or be transferable by operation of law in the event of bankruptcy, insolvency, or otherwise. To the extent permitted by law, the Company may withhold payment of all or part of any amount due hereunder and apply it to the payment of debts or other amounts owed to the Company including but not limited to losses arising from theft or acts of dishonesty.

          12.06 All reasonable attorney's or other legal fees incurred by any Participant (or former Participant) to enforce successfully his valid rights under SERP shall be paid by the Company in addition to sums due under SERP.

          12.07 The Committee reserves the right to accelerate the payment of any benefits payable under SERP at any time without the consent of the Participant, his estate, his Beneficiary or any other person claiming through the Participant.

          12.08 The Company, at the discretion of the Committee, may make payment or take such other action as it deems appropriate in response to any court order directed to the Company or SERP in respect of any person's interest in SERP. Notwithstanding the foregoing, any court order in the context of a domestic relations or child support proceeding must specify the amount to be paid, the identity of the payee or payees, and the commencement time and manner of payment. Any change to the manner of payment specified in the court order will require a subsequent court order.

          12.09     SERP shall be governed by the laws of the State of Utah.




          IN WITNESS WHEREOF, this restated instrument setting forth the terms and conditions of the AMERICAN STORES COMPANY SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN is executed as of this 1st day of July, 1998.

                              AMERICAN STORES COMPANY


                              By:    \s\ Scott Bergeson
                              Scott Bergeson
                              Senior Vice President, Human Resources